Columbia
Property Trust

Q4
2013

Supplemental Information






Forward Looking Statements:

This supplemental package contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which includes our 2014 guidance, which speak only as of the date this supplemental package is published, and which are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation: general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other owners and operators of real estate); adverse economic or real estate developments in the company's target markets; risks associated with the availability and terms of financing, the use of debt to fund acquisitions, and the ability to refinance indebtedness as it comes due; reductions in asset valuations and related impairment charges; risks associated with downturns in foreign, domestic and local economies, changes in interest rates; potential liability for uninsured losses and environmental contamination; risks associated with the company's potential failure to qualify as a REIT under the Internal Revenue Code of 1986, as amended, and possible adverse changes in tax and environmental laws; and risks associated with the company's dependence on key personnel whose continued service is not guaranteed. We do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. For additional risks and uncertainties that would cause actual results to differ materially from those presented in our forward-looking statements see our Annual Report on Form 10-K for the year ended December 31, 2012.

On the Cover: Left - 333 Market Street in San Francisco, CA; Top Middle - Market Square in Washington D.C.; Bottom Middle - 100 East Pratt in Baltimore, MD; Right - 222 East 41st Street in New York, NY

Corporate

One Glenlake Parkway, Suite 1200
Atlanta, Georgia 30328
404.465.2200
www.columbiapropertytrust.com

Executive and Senior Management

E. Nelson Mills
Chief Executive Officer, President
and Director

James A. Fleming
Executive Vice President
Chief Financial Officer

Drew Cunningham
Senior Vice President
Real Estate Operations

Kevin Hoover
Senior Vice President
Real Estate Transactions

Wendy Gill
Senior Vice President
Corporate Operations and
Chief Accounting Officer

Board of Directors

Charles R. Brown
Independent Director

Richard W. Carpenter
Independent Director

Bud Carter
Independent Director

John L. Dixon
Independent Director - Chairman

Murray J. McCabe
Independent Director

E. Nelson Mills
Chief Executive Officer
President

George W. Sands
Independent Director

Neil H. Strickland
Independent Director

Thomas G. Wattles
Independent Director

Corporate Counsel

King & Spalding LLP
1180 Peachtree Street
Atlanta, GA 30309
T 404-572-4600
www.kslaw.com

Investor Relations

James A. Fleming
Executive Vice President & Chief Financial Officer
T 404-465-2126
E Jim.Fleming@columbiapropertytrust.com

Tripp Sullivan
Corporate Communications, Inc.
T 615-324-7335
E tripp.sullivan@cci-ir.com

Shareholder Services

T 855-347-0042 (toll free)
F 816-701-7629
E shareholders
@columbiapropertytrust.com

Equity Research Coverage

Vance Edelson
Morgan Stanley
T 212-761-4000

Debt Research Coverage

Mark Streeter
J.P. Morgan Securities
T 212-834-5086

Rating Agencies

Lori Marks
Moody's Investor Services
T 212-553-1098

Jaime Gitler, CFA
Standard & Poor's
T 212-438-5049

Unaudited

Columbia Property Trust, Inc. (the "Company") is a fully integrated office REIT with a focus on investing in and managing high quality commercial office properties in primary U.S. markets nationwide. As of December 31, 2013, the Company owned controlling interests in 42 office properties and one hotel, which included 59 operational buildings. These properties comprised approximately 16.5 million square feet of commercial space and are located in 13 states, and the District of Columbia. Of the office properties, 42 are wholly owned and one is owned through a consolidated subsidiary. As of December 31, 2013, the office properties were approximately 92.3% leased. The Company is based in Atlanta, GA. For more information about Columbia Property Trust, please visit our website at www.columbiapropertytrust.com.

This data supplements the information provided in our reports filed with the Securities and Exchange Commission and should be reviewed in conjunction with such filings.

Select Portfolio Statistics	As of 12/31/2013
Number of Properties / Buildings	43 / 59
Office Rentable Square Footage (in thousands)	16,467
Percent Leased	92.3%
Percent Occupied	90.1%
Percentage of Properties Single / Multi-Tenant (1)	39% / 61%
Office Percentage of Portfolio (2)	98.2%
Numbers of Markets / States (3)	16 / 14
Percentage of ALR from Top-10 Markets	88%
Percentage of Portfolio Central Business District / Suburban (1)	52% / 48%
Weighted Average Tenant Credit Rating (1) (4)	A-
Weighted Average Lease Term Remaining (1)	6.5 Years
Leasing Activity (square feet)	**4th Qtr 2013**
New Leases	331,701
Renewal Leases	170,755
Balance Sheet ($ in thousands)	**As of 12/31/2013**
Gross Real Estate Assets (6)	$5,090,989
Total Gross Debt	$1,490,249
Total Gross Debt / Gross Real Estate Assets	29.3%
Rating / Outlook	
Standard & Poor's	BBB- / Stable
Moody's	Baa3 / Positive
Number of Employees	92

(1) Based on Annualized Lease Revenue (ALR).
(2) Based on square feet.
(3) Includes Washington D.C.
(4) Based on rated tenants.
(5) Based on year built.
(6) Gross Real Estate Assets includes (i) land, (ii) building and improvements, (iii) intangible lease assets, (iv) construction in progress, (v) intangible lease origination costs, less (vi) intangible lease liabilities.

Unaudited ($ in thousands except for per share data)

	Twelve Months Ended 12/31/2014	
	Low	**High**
Net Income per Share	$0.47	$0.51
Depreciation & Amortization per Share	$1.43	$1.47
Normalized Funds From Operations per Share (1)	$1.90	$1.98

The company's guidance for 2014 is based on the following assumptions for the Company's portfolio.

- Leased percentage at year end of 92% to 94%
- Same Store Cash NOI Growth of 1.0% to 2.0%
- GAAP Straight Line Rental Income of $8M to $10M
- General & Administrative of $32M to $34M (2)
- Dispositions of $250M to $350M
- Acquisitions of $250M to $350M

2014 Weighted-average common shares outstanding - basic and diluted   124,980

Note: The Company's financial guidance excludes real estate gains and losses, impairments, acquisition costs, disposition costs, and the impact of the GAAP treatment of gain or loss on interest rate swaps.

Investor Conference Call and Webcast:

The Company will host a conference call and live audio webcast, both open for the general public to hear, on Thursday, February 13, 2014, at 12:00 p.m. ET to discuss quarterly financial results, business highlights and provide a Company update. The number to call for this interactive teleconference is (212) 231-2905. A replay of the conference call will be available through February 20, 2014, by dialing (800) 633-8284 or (402) 977-9140 and entering the confirmation number, 21703613.

(1) Refer to page 26 for a definition of Normalized Funds from Operations.
(2) Excludes any unusual or one-time items.

These estimates reflect management's view of current market conditions and incorporate certain economic and operational assumptions and projections. This annual guidance includes the continued repositioning of the portfolio based on the above assumptions. Actual results could differ from these estimates. Note that individual quarters may fluctuate on both a cash basis and an accrual basis due to lease commencements and expirations, the timing of repairs and maintenance, capital expenditures, capital markets activities and one-time revenue or expense events. In addition, the Company's guidance is based on information available to management as of the date of this release.

Unaudited ($ in thousands except for per share data, percentages and ratios)

	Three Months Ended				
Operating Information	**12/31/2013**	**9/30/2013**	**6/30/2013**	**3/31/2013**	**12/31/2012**
Percent Leased (page 18)	92.3%	93.2%	93.0%	93.3%	92.9%
Rental Income (page 8)	100,639	101,859	103,103	101,306	95,791
Total Revenues (page 8)	133,387	132,502	131,897	128,792	125,503
Straight Line Rent (page 10)	3,605	6,067	6,528	6,593	6,238
Total Operating Expenses (page 8)	102,898	100,211	98,313	130,582	104,544
Incremental Capital (page 24)	2,091	3,022	3,841	6,874	5,127
Non-Incremental Capital (page 24)	18,118	14,595	20,930	9,362	16,998
Cash NOI (page 12)	86,817	92,410	93,384	90,543	89,934
Adjusted EBITDA (page 13)	84,207	90,379	91,929	84,062	81,666
Net Income (page 8)	12,927	4,800	20,601	(22,608)	11,853
Net Income per Share (page 8)	0.10	0.04	0.15	(0.17)	0.09
Normalized FFO (page 10)	67,417	71,364	73,536	66,006	64,188
Normalized FFO per Share (page 10)	0.52	0.53	0.54	0.48	0.47
AFFO (page 10)	45,088	50,626	44,602	48,613	42,383
AFFO per Share (page 10)	0.35	0.38	0.33	0.36	0.31
Gross Dividends	37,449	50,994	51,384	51,646	51,879
Dividends per Share	0.30	0.38	0.38	0.38	0.38
Balance Sheet Information (as of period end)					
Gross Real Estate Assets (1) (page 7)	5,090,989	5,700,726	5,703,025	5,695,221	5,763,002
Total Assets (page 7)	4,592,482	5,562,625	5,603,439	5,639,815	5,730,949
Net Debt (2) (page 7)	1,389,324	1,649,999	1,596,382	1,564,053	1,596,639
Gross Debt (page 7)	1,490,249	1,711,040	1,659,245	1,633,935	1,651,618
Ratios					
NOI Margin (3)	64.5%	65.9%	67.2%	66.5%	63.8%
Fixed Charge Coverage Ratio (4)	4.79	4.70	4.92	4.48	4.53
Net Debt to Adjusted EBITDA (5)	4.12	4.56	4.34	4.65	4.89
Normalized FFO Payout Ratio (6)	55.5%	71.5%	69.9%	78.2%	80.8%
AFFO Payout Ratio (7)	83.1%	100.7%	115.2%	106.2%	122.4%
Common Stock Data (Listed on the NYSE under ticker CXP on 10/10/2013)					
High Closing Price	25.07	N/A	N/A	N/A	N/A
Low Closing Price	22.16	N/A	N/A	N/A	N/A
Average Closing Price	23.17	N/A	N/A	N/A	N/A
Closing Price (end of quarter)	25.00	N/A	N/A	N/A	N/A
Dividends / Share (annualized)	1.20	N/A	N/A	N/A	N/A
Dividend Yield (annualized) (8)	4.8%	N/A	N/A	N/A	N/A
Common Shares Outstanding (8)	124,830	N/A	N/A	N/A	N/A
Market Value of Shares (8)	3,120,750	N/A	N/A	N/A	N/A
Enterprise Value (8)	4,610,999	N/A	N/A	N/A	N/A

(1) Gross Real Estate Assets includes (i) land, (ii) building and improvements, (iii) intangible lease assets, (iv) construction in progress, (v) intangible lease origination costs, less (vi) intangible lease liabilities.
(2) Net debt is calculated as the total principal amount of debt outstanding less cash and cash equivalents and discount on bonds payable.
(3) NOI margin is calculated as GAAP NOI divided by total GAAP revenues for continuing and discontinued operations.
(4) Fixed charge coverage is calculated as Adjusted EBITDA divided by the sum of interest expense, principal amortization, and capitalized interest.
(5) Adjusted EBITDA is annualized for the purposes of this calculation.
(6) Calculated as gross dividends for the quarter divided by Normalized FFO for the quarter.
(7) Calculated as gross dividends for the quarter divided by AFFO for the quarter.
(8) Based on closing price and ending shares for last day of quarter.
NOTE: This section includes non-GAAP financial measures, which are accompanied by what we consider the most directly comparable financial measures calculated and presented in accordance with GAAP. Quantitative reconciliations of the differences between the non-GAAP financial measures presented and the most directly comparable GAAP financial measures are shown on pages 11, 13 & 14. A description of the non-GAAP financial measures we present and a statement of the reasons why management believes the non-GAAP measures provide useful information to investors about the Company's financial condition and results of operations can be found on pages 26 & 27.

Unaudited (in thousands)

	As of Period End				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Assets:					
Real estate assets, at cost:					
Land	$ 706,938	$ 784,381	$ 786,336	$ 786,336	$ 789,237
Buildings and improvements	3,580,784	4,006,305	4,005,432	3,987,839	4,048,552
Buildings and improvements, accumulated depreciation	(604,497)	(666,162)	(635,280)	(604,698)	(580,334)
Intangible lease asset	580,195	649,773	650,168	654,028	657,300
Intangible lease asset, accumulated amortization	(298,975)	(344,274)	(332,936)	(324,908)	(315,840)
Construction in progress	7,949	5,900	6,781	12,417	12,680
Total real estate assets	$ 3,972,394	$ 4,435,923	$ 4,480,501	$ 4,511,014	$ 4,611,595
Cash and cash equivalents	99,855	59,908	61,667	68,623	53,657
Tenant receivables, net of allowance for doubtful accounts	7,414	11,103	7,791	9,716	14,426
Straight line rent receivable	113,592	137,980	131,682	124,924	119,673
Prepaid expenses and other assets	32,423	33,679	33,208	35,125	29,373
Deferred financing costs, less accumulated amortization	10,388	11,129	8,952	9,624	10,490
Intangible lease origination costs	365,487	434,723	434,767	436,426	437,857
Intangible lease origination costs, accumulated amortization	(216,598)	(257,694)	(247,781)	(239,422)	(230,930)
Deferred lease costs	114,902	141,889	135,771	124,701	123,030
Deferred lease costs, accumulated amortization	(27,375)	(32,015)	(29,119)	(26,916)	(24,222)
Investment in development authority bonds	120,000	586,000	586,000	586,000	586,000
Total assets	$ 4,592,482	$ 5,562,625	$ 5,603,439	$ 5,639,815	$ 5,730,949
Liabilities:					
Line of credit and notes payable	$ 1,240,249	$ 1,461,040	$ 1,409,245	$ 1,383,935	$ 1,401,618
Bonds payable	250,000	250,000	250,000	250,000	250,000
Discount on bonds payable	(1,070)	(1,133)	(1,196)	(1,259)	(1,322)
Accounts payable, accrued expenses, and accrued capital expenditures	99,678	93,965	97,929	99,704	102,858
Due to affiliates	-	8,875	18,006	27,081	1,920
Deferred income	21,938	28,290	22,243	26,021	28,071
Intangible lease liabilities	150,364	180,356	180,459	181,825	182,624
Intangible lease liabilities, accumulated amortization	(76,500)	(93,130)	(89,592)	(87,253)	(84,326)
Obligations under capital leases	120,000	586,000	586,000	586,000	586,000
Total liabilities	$ 1,804,659	$ 2,514,263	$ 2,473,094	$ 2,466,054	$ 2,467,443
Redeemable common stock (1)	-	-	121,752	159,507	99,526
Equity:					
Common stock	1,248	1,342	1,356	1,362	1,369
Additional paid in capital	4,600,166	4,836,291	4,871,144	4,885,939	4,901,889
Cumulative distributions in excess of earnings	(1,810,284)	(1,785,762)	(1,739,568)	(1,708,785)	(1,634,531)
Redeemable common stock	-	-	(121,752)	(159,507)	(99,526)
Other comprehensive loss	(3,307)	(3,509)	(2,587)	(4,755)	(5,221)
Total Columbia Property Trust, Inc. equity	$ 2,787,823	$ 3,048,362	$ 3,008,593	$ 3,014,254	$ 3,163,980
Total liabilities, redeemable common stock and equity	$ 4,592,482	$ 5,562,625	$ 5,603,439	$ 5,639,815	$ 5,730,949

(1) See Annual Report on Form 10-K for the year ended December 31, 2012 for a description of redeemable common stock. The Company's Share Redemption Program was terminated effective July 31, 2013 removing the contingent obligation of redeemable common stock on a go-forward basis.

Unaudited (in thousands)

			Three Months Ended			
		12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Revenues:						
Rental income	$	100,639 $	101,859 $	103,103 $	101,306 $	95,791
Tenant reimbursements		24,292	23,073	21,266	22,244	23,934
Hotel income		5,452	6,788	6,562	4,954	5,522
Other property income (1)		519	347	395	288	256
Lease termination income (2)		2,485	435	571	-	-
Total revenues	$	133,387 $	132,502 $	131,897 $	128,792 $	125,503
Operating expenses:						
Property operating costs		40,123	39,783	37,069	37,584	39,549
Hotel operating costs		4,566	4,693	4,820	4,261	4,356
Asset and property management fees:						
Related-party		-	-	-	4,693	6,759
Other		289	239	530	613	751
Depreciation		27,285	27,155	26,955	26,710	24,933
Amortization		19,121	19,705	19,982	19,902	19,319
General and administrative		8,210	7,880	8,957	7,632	5,501
Consulting and transition services fees (3)		-	-	-	29,187	1,500
Listing costs		3,304	756	-	-	-
Acquisition fees and expenses		-	-	-	-	1,876
Total operating expenses	$	102,898 $	100,211 $	98,313 $	130,582 $	104,544
Operating income (loss)	$	30,489 $	32,291 $	33,584 $	(1,790) $	20,959
Other income (expense):						
Interest expense		(16,520)	(17,460)	(16,942)	(17,027)	(15,896)
Capital lease obligation interest expense		(6,671)	(9,107)	(9,107)	(9,107)	(9,814)
Development authority bond income		6,671	9,107	9,107	9,107	9,814
Interest and other income		9	18	6	4	3
Interest rate swap valuation adjustment		1,176	892	1,783	1,678	(634)
Interest expense associated with interest rate swaps		(1,320)	(1,311)	(1,619)	(1,621)	(473)
Total other income (expense)	$	(16,655) $	(17,861) $	(16,772) $	(16,966) $	(17,000)
Income (loss) before income tax (expense) benefit	$	13,834 $	14,430 $	16,812 $	(18,756) $	3,959
Income tax (expense) benefit		146	(424)	(323)	101	(28)
Income (loss) from continuing operations	$	13,980 $	14,006 $	16,489 $	(18,655) $	3,931
Discontinued operations:						
Operating income (loss)		(2,264)	(9,206)	4,112	(13,967)	4,752
Gain from sale of discontinued operations		1,211	-	-	10,014	3,170
Income (loss) from discontinued operations	$	(1,053) $	(9,206) $	4,112 $	(3,953) $	7,922
Net income (loss)		12,927	4,800	20,601	(22,608)	11,853
Net income (loss) attributable to common stockholders of Columbia Property Trust, Inc.	$	12,927 $	4,800 $	20,601 $	(22,608) $	11,853
Weighted-average common shares outstanding - basic and diluted		129,410	134,668	135,816	136,521	137,009
Net income (loss) per share available to common stockholders- basic and diluted	$	0.10 $	0.04 $	0.15 $	(0.17) $	0.09

(1) Other property income includes (i) property management fee income, (ii) cafeteria revenue and (iii) fitness center revenue.

(2) Includes adjustments for straight-line rent related to lease terminations.

(3) Includes nonrecurring fees incurred under the consulting and transition services agreements which were terminated at expiration effective 12/31/2013. See Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2012 for a description of these fees.

Unaudited (in thousands)

		Three Months Ended			
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Revenues:					
Rental income	$ 5,360	$ 14,220	$ 13,848	$ 15,122	$ 21,336
Tenant reimbursements	1,354	3,294	3,192	3,365	4,532
Other property income (expense) (1)	(1)	-	-	-	-
Lease termination income (2)	-	-	292	-	-
Total revenues	$ 6,713	$ 17,514	$ 17,332	$ 18,487	$ 25,868
Operating expenses:					
Property operating costs	2,518	6,341	6,068	6,305	9,233
Asset and property management fees	52	141	150	1,158	2,252
Depreciation	404	3,756	3,653	3,917	4,608
Impairment loss on real estate assets	-	12,870	-	16,867	-
Amortization	878	2,322	2,345	2,045	3,270
General and administrative	69	219	37	1,035	213
Total operating expenses	$ 3,921	$ 25,649	$ 12,253	$ 31,327	$ 19,576
Operating income (loss)	$ 2,792	$ (8,135)	$ 5,079	$ (12,840)	$ 6,292
Other income (expense):					
Interest expense	(425)	(1,127)	(1,126)	(1,126)	(1,550)
Interest and other income	69	60	161	3	15
Loss on the early extinguishment of debt	(4,709)	-	-	-	-
Total other income (expense)	$ (5,065)	$ (1,067)	$ (965)	$ (1,123)	$ (1,535)
Income (loss) before income tax (expense) benefit	$ (2,273)	$ (9,202)	$ 4,114	$ (13,963)	$ 4,757
Income tax (expense) benefit	9	(4)	(2)	(4)	(5)
Operating income (loss) from discontinued operations	$ (2,264)	$ (9,206)	$ 4,112	$ (13,967)	$ 4,752
Gains on disposition of discontinued operations	1,211	-	-	10,014	3,170
Gain from sale of discontinued operations	$ 1,211	$ -	$ -	$ 10,014	$ 3,170
Income (loss) from discontinued operations	$ (1,053)	$ (9,206)	$ 4,112	$ (3,953)	$ 7,922
Weighted-average common shares outstanding - basic and diluted	129,410	134,668	135,816	136,521	137,009
Net income (loss) per share available to common stockholders- basic and diluted	$ (0.01)	$ (0.07)	$ 0.03	$ (0.03)	$ 0.06

(1) Other property income includes (i) property management fee income, (ii) cafeteria revenue and (iii) fitness center revenue.
(2) Includes adjustments for straight-line rent related to lease terminations.

Unaudited (in thousands)

		Three Months Ended			
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Net Operating Income - Cash Basis	$ 86,817	$ 92,410	$ 93,384	$ 90,543	$ 89,934
Asset management fees	-	-	-	(5,083)	(7,875)
General and administrative	(8,210)	(7,880)	(8,957)	(7,632)	(5,501)
Cash interest expense	(17,186)	(17,543)	(17,699)	(17,791)	(15,383)
Income tax (expense) benefit	146	(424)	(323)	101	(28)
Lease termination income - cash (1)	2,056	6	291	-	-
Lease termination expense - GAAP (2)	70	-	1	-	-
Non-incremental capital expenditures (3) (4)	(18,118)	(14,595)	(20,930)	(9,362)	(16,998)
Discontinued operations adjustments	(487)	(1,348)	(1,165)	(2,163)	(1,766)
AFFO	$ 45,088	$ 50,626	$ 44,602	$ 48,613	$ 42,383
Additional amortization of lease assets (liabilities) (4) (5)	85	411	555	618	191
Straight-line rental income (4)	3,605	6,067	6,528	6,593	6,238
(Gain) loss on interest rate swaps	1,176	892	1,783	1,678	(634)
Non-cash interest expense (4) (6)	(655)	(1,227)	(862)	(858)	(988)
Total other non-cash adjustments	**4,211**	**6,143**	**8,004**	**8,031**	**4,807**
Non-incremental capital expenditures (3) (4)	18,118	14,595	20,930	9,362	16,998
Normalized FFO	$ 67,417	$ 71,364	$ 73,536	$ 66,006	$ 64,188
Weighted-average common shares outstanding - basic and diluted	129,410	134,668	135,816	136,521	137,009
Normalized FFO per share (basic and diluted)	$ 0.52	$ 0.53	$ 0.54	$ 0.48	$ 0.47
AFFO per share (basic and diluted)	$ 0.35	$ 0.38	$ 0.33	$ 0.36	$ 0.31

(1) Excludes adjustments for straight-line rent related to lease terminations.
(2) Includes adjustments for straight line-rent related to lease terminations.
(3) See page 27 of this supplemental report for a description of Non-Incremental Capital Expenditures.
(4) Includes amounts attributable to consolidated properties, including discontinued operations.
(5) GAAP implicitly assumes that the value of intangible lease assets (liabilities) diminishes predictably over time and, thus, requires these charges to be recognized ratably over the respective lease terms. Such intangible lease assets (liabilities) arise from the allocation of acquisition price related to direct costs associated with obtaining a new tenant, the value of opportunity costs associated with lost rentals, the value of tenant relationships, and the value of effective rental rates of in-place leases that are above or below market rates of comparable leases at the time of acquisition. Like real estate values, market lease rates in aggregate have historically risen or fallen with local market conditions.
(6) This item represents amortization of financing costs paid in connection with executing our debt instruments, and the accretion of premiums (and amortization of discounts) on certain of our debt instruments. GAAP requires these items to be recognized over the remaining term of the respective debt instrument, which may not correlate with the ongoing operations of our real estate portfolio.

Unaudited (in thousands)

	Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Net Income (loss) Attributable to Columbia Property Trust, Inc. $	12,927 $	4,800 $	20,601 $	(22,608) $	11,853
Depreciation of real estate assets (1)	27,689	30,911	30,608	30,627	29,540
Amortization of lease-related costs (1)	19,999	22,027	22,327	21,947	22,589
Gain on sale of discontinued operations	(1,211)	-	-	(10,014)	(3,170)
Impairment loss on real estate assets (1)	-	12,870	-	16,867	-
FFO $	59,404 $	70,608 $	73,536 $	36,819 $	60,812
Consulting and transition services fees (2)	-	-	-	29,187	1,500
Real estate acquisition-related costs	-	-	-	-	1,876
Listing costs	3,304	756	-	-	-
Loss on early extinguishment of debt	4,709	-	-	-	-
Normalized FFO $	67,417 $	71,364 $	73,536 $	66,006 $	64,188
Additional amortization of lease assets (liabilities) (3)	(85)	(411)	(555)	(618)	(191)
Straight-line rental income (1)	(3,605)	(6,067)	(6,528)	(6,593)	(6,238)
(Gain) loss on interest rate swaps	(1,176)	(892)	(1,783)	(1,678)	634
Non-cash interest expense (4)	655	1,227	862	858	988
Total other non-cash adjustments	**(4,211)**	**(6,143)**	**(8,004)**	**(8,031)**	**(4,807)**
Non-incremental capital expenditures (5)	(18,118)	(14,595)	(20,930)	(9,362)	(16,998)
AFFO $	45,088 $	50,626 $	44,602 $	48,613 $	42,383
Weighted-average common shares outstanding - basic and diluted	129,410	134,668	135,816	136,521	137,009
Normalized FFO per share (basic and diluted) $	0.52 $	0.53 $	0.54 $	0.48 $	0.47
AFFO per share (basic and diluted) $	0.35 $	0.38 $	0.33 $	0.36 $	0.31

(1) Includes amounts attributable to consolidated properties, including discontinued operations.
(2) Includes nonrecurring fees incurred under the consulting and transition services agreements. See Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2012 for a description of these fees.
(3) GAAP implicitly assumes that the value of intangible lease assets (liabilities) diminishes predictably over time and, thus, requires these charges to be recognized ratably over the respective lease terms. Such intangible lease assets (liabilities) arise from the allocation of acquisition price related to direct costs associated with obtaining a new tenant, the value of opportunity costs associated with lost rentals, the value of tenant relationships, and the value of effective rental rates of in-place leases that are above or below market rates of comparable leases at the time of acquisition. Like real estate values, market lease rates in aggregate have historically risen or fallen with local market conditions.
(4) This item represents amortization of financing costs paid in connection with executing our debt instruments, and the accretion of premiums (and amortization of discounts) on certain of our debt instruments. GAAP requires these items to be recognized over the remaining term of the respective debt instrument, which may not correlate with the ongoing operations of our real estate portfolio.
(5) See page 27 of this supplemental report for a description of Non-Incremental Capital Expenditures.

Unaudited (in thousands)

		Three Months Ended			
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
GAAP Basis					
Rental Income (1)	94,412	95,631	96,875	95,077	95,053
Tenant Reimbursements	24,081	22,861	20,981	22,098	23,918
Hotel Income	5,452	6,788	6,562	4,954	5,522
Other Property Income	519	347	395	288	256
Total Revenues	$ 124,464	$ 125,627	$ 124,813	$ 122,417	$ 124,749
Property Operating Costs	(40,136)	(39,737)	(37,263)	(38,297)	(40,607)
Hotel Operating Costs	(4,566)	(4,693)	(4,820)	(4,261)	(4,356)
Total Operating Expenses	$ (44,702)	$ (44,430)	$ (42,083)	$ (42,558)	$ (44,963)
Net Operating Income - Same Store (3) (4)	$ 79,762	$ 81,197	$ 82,730	$ 79,859	$ 79,786
Net Operating Income from:					
Acquisitions (1)	6,228	6,228	6,228	6,228	737
Dispositions (1)	4,336	11,395	11,337	11,925	16,040
Net Operating Income GAAP - Total	$ 90,326	$ 98,820	$ 100,295	$ 98,012	$ 96,563
Cash Basis					
Rental Income (2)	91,310	90,826	91,686	90,252	91,212
Tenant Reimbursements	24,081	22,861	20,981	22,098	23,918
Hotel Income	5,452	6,788	6,562	4,954	5,522
Other Property Income	519	347	395	288	256
Total Revenues	$ 121,362	$ 120,822	$ 119,624	$ 117,592	$ 120,908
Property Operating Costs	(39,387)	(38,988)	(36,514)	(37,548)	(39,858)
Hotel Operating Costs	(4,566)	(4,693)	(4,820)	(4,261)	(4,356)
Total Operating Expenses	$ (43,953)	$ (43,681)	$ (41,334)	$ (41,809)	$ (44,214)
Net Operating Income - Same Store (3) (4)	$ 77,409	$ 77,141	$ 78,290	$ 75,783	$ 76,694
Net Operating Income from:					
Acquisitions (2)	5,769	5,769	5,770	5,769	682
Dispositions (2)	3,639	9,500	9,324	8,991	12,558
Net Operating Income CASH - Total	$ 86,817	$ 92,410	$ 93,384	$ 90,543	$ 89,934

(1) Includes straight-line rents and fair value lease adjustments.
(2) Excludes straight-line rents and fair value lease adjustments.
(3) Does not include the following acquisitions: 333 Market Street in San Francisco, CA, acquired in December 2012.
(4) Does not include the following dispositions: 2000 Park Lane, Lakepointes 3/5, Tampa Commons, Baldwin Point, 180 E 100 South, Edgewater, 11950 Corporate Blvd, One West Fourth, Dvintsev Business Center B, 2500 Windy Ridge Parkway, 4200 Wildwood Parkway, 4100-4300 Wildwood Parkway, 120 Eagle Rock, 919 Hidden Ridge, 4300 Centreway Place, One Century Place, Sterling Commerce Center, Chase Center Building, 4241 Irwin Simpson, 8990 Duke Road, 11200 West Parkland Avenue, College Park Plaza, 1200 Morris Drive, 13655 Riverport Drive, 15815 & 16201 25th Avenue West, and 333 & 777 Republic Drive.

Reconciliation of GAAP to Cash Net Operating Income					
Net Operating Income GAAP - Total	$ 90,326	$ 98,820	$ 100,295	$ 98,012	$ 96,563
Less					
Straight-line rental income (excluding lease terminations)	(3,246)	(5,638)	(5,955)	(6,593)	(6,238)
Net effect of above/(below) lease market amortization	(263)	(772)	(956)	(876)	(391)
Net Operating Income CASH - Total	$ 86,817	$ 92,410	$ 93,384	$ 90,543	$ 89,934

Unaudited (in thousands)

	Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Net Income	$ 12,927	$ 4,800	$ 20,601	$ (22,608)	$ 11,853
Net interest expense	23,191	26,567	26,049	26,134	25,710
Interest income from development authority bonds	(6,671)	(9,107)	(9,107)	(9,107)	(9,814)
Income tax expense (benefit)	(146)	424	323	(101)	28
Depreciation	27,285	27,155	26,955	26,710	24,933
Amortization	19,121	19,705	19,982	19,902	19,319
EBITDA	$ 75,707	$ 69,544	$ 84,803	$ 40,930	$ 72,029
Consulting and transition services fees (1)	-	-	-	29,187	1,500
Listing costs	3,304	756	-	-	-
Real estate acquisition-related costs	-	-	-	-	1,876
Discontinued operations adjustments	5,196	20,079	7,126	13,945	6,261
Adjusted EBITDA	$ 84,207	$ 90,379	$ 91,929	$ 84,062	$ 81,666
Asset management fees (2)	-	-	-	5,083	7,875
General and administrative	8,210	7,880	8,957	7,632	5,501
Interest rate swap valuation adjustment	(1,176)	(892)	(1,783)	(1,678)	634
Interest expense associated with interest rate swaps	1,320	1,311	1,619	1,621	473
Lease termination income - Cash (3)	(2,056)	(6)	-	-	-
Amortization of deferred maintenance	58	54	48	47	28
Straight line rent (2)	(3,605)	(6,067)	(6,528)	(6,593)	(6,238)
Net effect of above/(below) market amortization (2)	(118)	(392)	(571)	(466)	-
Net operating income - cash basis from discontinued operations	47	143	(286)	835	(5)
Lease termination expense - GAAP (4)	(70)	-	(1)	-	-
Net Operating Income - Cash Basis	$ 86,817	$ 92,410	$ 93,384	$ 90,543	$ 89,934
Less Net Operating Income from:					
Acquisitions (5)	(5,769)	(5,769)	(5,770)	(5,769)	(682)
Dispositions (6)	(3,639)	(9,500)	(9,324)	(8,991)	(12,558)
Same Store NOI - Cash Basis	$ 77,409	$ 77,141	$ 78,290	$ 75,783	$ 76,694

(1) Includes nonrecurring fees incurred under the consulting and transition services agreements. See Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2012 for a description of these fees.

(2) Includes amounts attributable to consolidated properties, including discontinued operations.

(3) Excludes adjustments for straight line-rent related to lease terminations.

(4) Includes adjustments for straight line-rent related to lease terminations.

(5) Acquisitions include: 333 Market Street in San Francisco, CA, acquired in December 2012.

(6) Dispositions include: 2000 Park Lane, Lakepointes 3/5, Tampa Commons, Baldwin Point, 180 E 100 South, Edgewater, 11950 Corporate Blvd, One West Fourth, Dvintsev Business Center B, 2500 Windy Ridge Parkway, 4200 Wildwood Parkway, 4100-4300 Wildwood Parkway, 120 Eagle Rock, 919 Hidden Ridge, 4300 Centreway Place, One Century Place, Sterling Commerce Center, Chase Center Building, 4241 Irwin Simpson, 8990 Duke Road, 11200 West Parkland Avenue, College Park Plaza, 1200 Morris Drive, 13655 Riverport Drive, 15815 & 16201 25th Avenue West, and 333 & 777 Republic Drive.

Unaudited (in thousands)

	Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Net income	$ 12,927	$ 4,800	$ 20,601	$ (22,608)	$ 11,853
Net interest expense	23,191	26,567	26,049	26,134	25,710
Interest income from development authority bonds	(6,671)	(9,107)	(9,107)	(9,107)	(9,814)
Income tax expense (benefit)	(146)	424	323	(101)	28
Depreciation	27,285	27,155	26,955	26,710	24,933
Amortization	19,121	19,705	19,982	19,902	19,319
EBITDA	$ 75,707	$ 69,544	$ 84,803	$ 40,930	$ 72,029
Consulting and transition services fees (1)	-	-	-	29,187	1,500
Listing costs	3,304	756	-	-	-
Real estate acquisition-related costs	-	-	-	-	1,876
Discontinued operations adjustments	5,196	20,079	7,126	13,945	6,261
Adjusted EBITDA	$ 84,207	$ 90,379	$ 91,929	$ 84,062	$ 81,666
Asset management fees (2)	-	-	-	5,083	7,875
General and administrative	8,210	7,880	8,957	7,632	5,501
Interest rate swap valuation adjustment	(1,176)	(892)	(1,783)	(1,678)	634
Interest expense associated with interest rate swaps	1,320	1,311	1,619	1,621	473
Lease termination income - GAAP (3)	(2,485)	(435)	(571)	-	-
Net operating income - GAAP basis from discontinued operations	250	577	144	1,292	414
Net Operating Income - GAAP Basis	$ 90,326	$ 98,820	$ 100,295	$ 98,012	$ 96,563
Net Operating Income from:					
Acquisitions (4)	(6,228)	(6,228)	(6,228)	(6,228)	(737)
Dispositions (5)	(4,336)	(11,395)	(11,337)	(11,925)	(16,040)
Same Store NOI - GAAP Basis	$ 79,762	$ 81,197	$ 82,730	$ 79,859	$ 79,786

(1) Includes nonrecurring fees incurred under the consulting and transition services agreements. See Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2012 for a description of these fees.
(2) Includes amounts attributable to consolidated properties, including discontinued operations.
(3) Includes adjustments for straight line-rent related to lease terminations.
(4) Acquisitions include: 333 Market Street in San Francisco, CA, acquired in December 2012.
(5) Dispositions include: 2000 Park Lane, Lakepointes 3/5, Tampa Commons, Baldwin Point, 180 E 100 South, Edgewater, 11950 Corporate Blvd, One West Fourth, Dvintsev Business Center B, 2500 Windy Ridge Parkway, 4200 Wildwood Parkway, 4100-4300 Wildwood Parkway, 120 Eagle Rock, 919 Hidden Ridge, 4300 Centreway Place, One Century Place, Sterling Commerce Center, Chase Center Building, 4241 Irwin Simpson, 8990 Duke Road, 11200 West Parkland Avenue, College Park Plaza, 1200 Morris Drive, 13655 Riverport Drive, 15815 & 16201 25th Avenue West, and 333 & 777 Republic Drive.

Unaudited ($ in thousands)

Facility	Rate Type	Rate	Maturity	Balance
Secured				
Market Square Buildings mortgage note	Fixed	5.07%	July-23	$ 325,000
333 Market Street Building mortgage note (1)	Fixed	4.75%	July-15	207,559
100 East Pratt Street Building mortgage note	Fixed	5.08%	June-17	105,000
263 Shuman Boulevard Building mortgage note	Fixed	5.55%	July-17	49,000
SanTan Corporate Center mortgage notes	Fixed	5.83%	October-16	39,000
One Glenlake Building mortgage note	Fixed	5.80%	December-18	34,713
215 Diehl Road Building mortgage note	Fixed	5.55%	July-17	21,000
544 Lakeview Building mortgage note	Fixed	5.54%	December-14	8,977
Weighted Average / Subtotal		**5.10%**	**65 Months**	**$ 790,249**
			% of Total Debt	**53.1%**
Unsecured				
$450 Million Term Loan (2)	Fixed	2.28%	February-16	$ 450,000
Revolving Credit Facility ($500 MM) (3)	Floating	LIBOR + 130 bps	August-17	-
5.875% Unsecured Senior Notes	Fixed	5.88%	April-18	248,930
Weighted Average / Subtotal		**3.56%**	**34 Months**	**$ 698,930**
			% of Total Debt	**46.9%**
Weighted Average / Total		**4.38%**	**51 Months**	**$ 1,489,179**

Floating and Fixed Rate Debt Analysis

	% of Total Debt	Weighted Average Rate
Fixed Rate Debt	100.0%	4.38%
Floating Rate Debt	0.0%	0.00%
Total Debt	**100.0%**	**4.38%**

Bond Covenant Compliance (As defined in Indenture Agreement) — Metric / Actual (12/31/2013)

		Metric	Actual (12/31/2013)
Aggregate Debt Test	Max	60%	28%
Debt Service Test	Min	1.50x	3.88x
Secured Debt Test	Max	40%	15%
Maintenance of Total Unencumbered Assets	Min	150%	546%

Term Loan / Revolving Credit Facility Covenant Compliance (As defined in Credit Agreement)

		Metric	Actual (12/31/2013)
Secured Debt To Total Asset Value Ratio	Max	40%	16%
Interest Coverage Ratio (adjusted EBITDA)	Min	1.75x	4.16x
Debt to Total Asset Value Ratio	Max	50%	32%
Unencumbered Interest Coverage Ratio	Min	2.00x	7.55x
Unencumbered Asset Coverage Ratio	Min	2.00x	4.89x

(1) Columbia Property Trust is party to an interest rate swap agreement, which effectively fixes its interest rate on the 333 Market Street Building mortgage note at 4.75% per annum and terminates on June 1, 2015. This interest rate swap agreement does not qualify for hedge accounting treatment; therefore, changes in fair value are recorded as a gain or loss on interest rate swaps in our consolidated statements of operations.

(2) Columbia Property Trust is party to an interest rate swap agreement, which effectively fixes its interest rate on the $450 Million Term Loan at 2.28% per annum and terminates on February 3, 2016. The spread over the swapped rate is based on the company's credit rating with a range from 1.15% to 1.95%. This interest rate swap agreement qualifies for hedge accounting treatment; therefore, changes in fair value are recorded as a market value adjustment to interest rate swap in our consolidated statements of other comprehensive income. This loan carries two 1-year extension options.

(3) The Revolving Credit Facility ($500MM) bears interest at a rate based on, at the option of Columbia Property Trust, LIBOR for seven days, one-, two-, three-, or six-month periods, plus an applicable margin ranging from 1.00% to 1.70% based on credit rating, or the alternate base rate which is the greater of (a) Prime Rate, (b) Fed Funds plus 1/2 of 1%, and (c) the Libor Rate plus 1%, plus an applicable margin ranging from 0.00% to 0.70% based on credit rating. This facility carries one 1-year extension option.

Unaudited ($ in thousands) (at 12/31/2013)

Maturity Year	Secured Debt - Balance	Unsecured Debt - Balance	W.A. Rate (1)	% of Total Debt	% of Gross Real Estate Assets
2014	8,977	-	5.54%	0.6%	0.2%
2015	207,559	-	4.75%	13.9%	4.1%
2016	39,000	450,000	2.56%	32.9%	9.6%
2017	175,000	-	5.27%	11.8%	3.4%
2018	34,713	248,930	5.87%	19.0%	5.6%
2023	325,000	-	5.07%	21.8%	6.4%
Total	$ 790,249	$ 698,930	4.38%	100.0%	29.3%



(1) Includes effective rates on variable rate loans swapped to fixed.

Unaudited (SF & $ in thousands) (at 12/31/2013)

Property	Market	Ownership %	Secured Debt?	Annualized Lease Revenue (ALR)	% of ALR	ALR / Leased S.F.	Rentable S. F.	Leased S. F.	% Leased
MARKET SQUARE BUILDINGS	D.C.	100%	Yes	$ 49,610	10.7%	$ 77.03	684	644	94.2%
80 M STREET	D.C.	100%		11,613	2.5%	50.71	285	229	80.4%
Subtotal - D.C.				61,223	13.2%	70.13	969	873	90.1%
LINDBERGH CENTER	Atlanta, GA	100%		21,410	4.6%	22.42	955	955	100.0%
LENOX PARK BUILDINGS	Atlanta, GA	100%		19,823	4.3%	19.06	1,040	1,040	100.0%
ONE GLENLAKE PARKWAY	Atlanta, GA	100%	Yes	9,015	1.9%	28.17	350	320	91.4%
THREE GLENLAKE BUILDING	Atlanta, GA	100%		7,141	1.5%	20.12	355	355	100.0%
Subtotal - Atlanta				57,389	12.3%	21.49	2,700	2,670	98.9%
333 MARKET STREET	San Francisco, CA	100%	Yes	24,345	5.3%	37.05	657	657	100.0%
2000 UNIVERSITY CIRCLE	San Francisco, CA	100%		9,504	2.1%	66.46	143	143	100.0%
1950 UNIVERSITY CIRCLE	San Francisco, CA	100%		9,203	2.1%	57.52	165	160	97.0%
1900 UNIVERSITY CIRCLE	San Francisco, CA	100%		9,299	2.0%	71.53	143	130	90.9%
Subtotal - San Francisco				52,351	11.5%	48.03	1,108	1,090	98.4%
INTERNATIONAL FINANCIAL TOWER	N. New Jersey	100%		23,013	5.0%	37.12	630	620	98.4%
80 PARK PLAZA	N. New Jersey	100%		19,924	4.3%	20.73	961	961	100.0%
180 PARK AVENUE 103 & 104	N. New Jersey	100%		-	0.0%	-	385	-	0.0%
180 PARK AVENUE 105	N. New Jersey	100%		1,883	0.4%	26.52	222	71	32.0%
Subtotal - N. New Jersey				44,820	9.7%	27.13	2,198	1,652	75.2%
100 EAST PRATT	Baltimore, MD	100%	Yes	23,998	5.2%	38.27	653	627	96.0%
1580 WEST NURSERY ROAD	Baltimore, MD	100%		7,814	1.7%	24.81	315	315	100.0%
7031 COLUMBIA GATEWAY DRIVE	Baltimore, MD	100%		6,668	1.4%	26.89	248	248	100.0%
Subtotal - Baltimore				38,480	8.3%	32.34	1,216	1,190	97.9%
5 HOUSTON CENTER	Houston, TX	100%		22,391	4.8%	43.90	580	510	87.9%
HOUSTON ENERGY CENTER I	Houston, TX	100%		12,035	2.6%	36.25	332	332	100.0%
515 POST OAK	Houston, TX	100%		1,958	0.4%	20.40	275	96	34.9%
Subtotal - Houston				36,384	7.8%	38.79	1,187	938	79.0%
KEY CENTER TOWER	Cleveland, OH	100%		35,295	7.6%	29.05	1,275	1,215	95.3%
KEY CENTER MARRIOTT (HOTEL)	Cleveland, OH	100%		-	0.0%	-	-	-	0.0%
Subtotal - Cleveland				35,295	7.6%	29.05	1,275	1,215	95.3%
HIGHLAND LANDMARK III	Chicago, IL	100%		6,443	1.4%	29.42	274	219	79.9%
263 SHUMAN BOULEVARD	Chicago, IL	100%	Yes	6,249	1.3%	17.65	354	354	100.0%
THE CORRIDORS III	Chicago, IL	100%		5,933	1.3%	26.73	222	222	100.0%
3333 FINLEY ROAD	Chicago, IL	100%		4,884	1.1%	23.59	207	207	100.0%
215 DIEHL ROAD	Chicago, IL	100%	Yes	4,038	0.9%	24.93	162	162	100.0%
1501 OPUS PLACE	Chicago, IL	100%		2,026	0.4%	17.62	115	115	100.0%
544 LAKEVIEW	Chicago, IL	100% (1)	Yes	1,049	0.2%	12.06	139	87	62.6%
BANNOCKBURN LAKE III	Chicago, IL	100%		-	0.0%	-	106	-	0.0%
Subtotal - Chicago				30,622	6.6%	22.42	1,579	1,366	86.5%
222 EAST 41ST STREET	New York, NY	100%		27,039	5.8%	76.38	373	354	94.9%
Subtotal - New York				27,039	5.8%	76.38	373	354	94.9%
550 KING STREET BUILDINGS	Boston, MA	100%		10,431	2.2%	21.29	490	490	100.0%
ONE ROBBINS ROAD	Boston, MA	100%		5,457	1.2%	18.31	298	298	100.0%
9 TECHNOLOGY DRIVE	Boston, MA	100%		3,735	0.8%	14.88	251	251	100.0%
FOUR ROBBINS ROAD	Boston, MA	100%		3,926	0.8%	24.54	160	160	100.0%
Subtotal - Boston				23,549	5.0%	19.64	1,199	1,199	100.0%

(1) 544 Lakeview is owned through a subsidiary in which Columbia Property Trust holds a 50% ownership interest, and holds a 100% economic interest.

Unaudited (SF & $ in thousands)

Property	Market	Ownership %	Secured Debt?	Annualized Lease Revenue (ALR)	% of ALR	ALR / Leased S.F.	Rentable S. F.	Leased S. F.	% Leased
CRANBERRY WOODS DRIVE	Pittsburgh, PA	100%		15,031	3.2%	18.24	824	824	100.0%
Subtotal - Pittsburgh				15,031	3.2%	18.24	824	824	100.0%
SOUTH JAMAICA STREET	Denver, CO	100%		12,715	2.7%	26.60	478	478	100.0%
Subtotal - Denver				12,715	2.7%	26.60	478	478	100.0%
STERLING COMMERCE	Dallas, TX	100%		7,249	1.6%	23.46	309	309	100.0%
Subtotal - Dallas				7,249	1.6%	23.46	309	309	100.0%
800 NORTH FREDERICK	Sub. Maryland	100%		7,043	1.5%	17.92	393	393	100.0%
Subtotal - Sub. Maryland				7,043	1.5%	17.92	393	393	100.0%
PASADENA CORPORATE PARK	Los Angeles, CA	100%		6,843	1.5%	27.48	264	249	94.3%
Subtotal - Los Angeles				6,843	1.5%	27.48	264	249	94.3%
TWO SANTAN CORPORATE CENTER	Phoenix, AZ	100%	Yes	3,171	0.7%	23.84	133	133	100.0%
ONE SANTAN CORPORATE CENTER	Phoenix, AZ	100%	Yes	2,914	0.6%	21.75	134	134	100.0%
Subtotal - Phoenix				6,085	1.3%	22.79	267	267	100.0%
SUNTRUST BUILDING	Orlando, FL	100%		1,939	0.4%	15.15	128	128	100.0%
Subtotal - Orlando				1,939	0.4%	15.15	128	128	100.0%
Total - All Properties				$ 464,057	100.0%	$ 30.54	16,467	15,195	92.3%

Unaudited (SF & $ in thousands) (as of 12/31/2013)

Geography	State	Number of Properties	Annualized Lease Revenue (ALR)	% of ALR	Rentable Square Footage	Leased Square Footage	% Leased
D.C.	DC	2	$ 61,223	13.2%	969	873	90.1%
Atlanta	GA	4	57,389	12.3%	2,700	2,670	98.9%
San Francisco	CA	4	52,351	11.5%	1,108	1,090	98.4%
N. New Jersey	NJ	4	44,820	9.7%	2,198	1,652	75.2%
Baltimore	MD	3	38,480	8.3%	1,216	1,190	97.9%
Houston	TX	3	36,384	7.8%	1,187	938	79.0%
Cleveland	OH	2	35,295	7.6%	1,275	1,215	95.3%
Chicago	IL	8	30,622	6.6%	1,579	1,366	86.5%
New York	NY	1	27,039	5.8%	373	354	94.9%
Boston	MA	4	23,549	5.0%	1,199	1,199	100.0%
Pittsburgh	PA	1	15,031	3.2%	824	824	100.0%
Denver	CO	1	12,715	2.7%	478	478	100.0%
Dallas	TX	1	7,249	1.6%	309	309	100.0%
Sub. Maryland	MD	1	7,043	1.5%	393	393	100.0%
Los Angeles	CA	1	6,843	1.5%	264	249	94.3%
Phoenix	AZ	2	6,085	1.3%	267	267	100.0%
Orlando	FL	1	1,939	0.4%	128	128	100.0%
Total		**43**	**$ 464,057**	**100.0%**	**16,467**	**15,195**	**92.3%**



Geographic Distribution by ALR

- 88% Top - 10 Markets
- 12% All Other Markets



Top-10 Markets by ALR

13.2% / 12.3% / 11.5% / 9.7% / 8.3% / 7.8% / 7.6% / 6.6% / 5.8% / 5.0%

- D.C.
- Atlanta
- San Francisco
- N. New Jersey
- Baltimore
- Houston
- Cleveland
- Chicago
- New York
- Boston

Unaudited (SF & $ in thousands) (as of 12/31/2013)

Tenant	Credit Rating (1)	Number of Properties	Lease Expiration(s) (2)	Annualized Lease Revenue (ALR)	% of ALR	Leased Square Footage
AT&T Corporation/AT&T Services	A-	2	(3)	$ 41,234	8.9%	1,995
Wells Fargo Bank N.A.	AA-	3	(4)	26,642	5.7%	684
Jones Day	Not Rated	1	2016	26,560	5.7%	352
IBM	AA-	4	(5)	20,222	4.4%	977
PSEG Services Corporation	BBB+	1	2030	19,924	4.3%	961
Keybank National Association	A-	1	2030	19,523	4.2%	676
T Rowe Price Associates Inc.	Not Rated	1	2017	17,087	3.7%	425
Pershing LLC	A+	1	2021	16,928	3.6%	471
Westinghouse Electric Company	BBB	1	2025	15,031	3.2%	824
CH2M Hill, Inc.	Not Rated	1	2017	12,715	2.7%	478
Foster Wheeler	BBB-	1	2018	12,035	2.6%	332
Alcatel-Lucent	B-	2	2017	9,383	2.0%	458
Fulbright & Jaworski	Not Rated	1	2015	8,661	1.9%	127
Newell Rubbermaid, Inc.	BBB-	2	2023	8,526	1.8%	411
Northrop Grumman Systems Corporation	BBB+	1	2017	7,814	1.7%	315
DLA Piper US, LLP	Not Rated	1	2018	7,712	1.7%	119
Shearman & Sterling	Not Rated	1	2016	6,960	1.5%	93
Acxiom/May and Speh Inc	BB	1	2021	6,910	1.5%	322
Micros Systems, Inc.	Not Rated	1	2016	6,668	1.4%	248
OfficeMax	B-	1	2017	6,249	1.3%	354
Other			Various	167,273	36.2%	4,573
Total				**$ 464,057**	**100%**	**15,195**

Industry Diversification




- Services - Legal Services — 16.9%
- FIRE - Depository Institutions — 15.5%
- Trans & Util - Communication — 9.5%
- Trans & Util - Electric, Gas, And Sanitary Services — 8.1%
- Manf. - Industrial Machinery And Equipment — 6.9%
- Services - Business Services — 6.4%
- FIRE - Security And Commodity Brokers — 5.9%
- Services - Engineering & Management Services — 5.7%
- Manf. - Transportation Equipment — 3.0%
- Retail - Miscellaneous Retail — 2.9%
- All Other — 19.2%

(1) Credit rating may reflect the credit rating of the parent or a guarantor. Only the Standard & Poor's credit rating has been provided.

(2) Unless otherwise indicated, Lease Expiration represents the expiration year of the majority of the square footage leased by the tenant.

(3) There are several leases with AT&T with expiration years ranging from 2018-2023. As a percentage of AT&T's expiring ALR, there is 7.1% expiring in 2018, 56.5% in 2020, and 36.4% in 2023.

(4) There are several leases with Wells Fargo Bank N.A. with expiration years ranging from 2014-2026. As a percentage of Wells Fargo's expiring ALR, there is 1.3% expiring in 2014, 7.4% in 2017, and 91.3% in 2026.

(5) There are several leases with IBM with expiration years ranging from 2016-2020. As a percentage of IBM's expiring ALR, there is 47.3% expiring in 2016, 1.4% in 2019, and 51.3% in 2020.

Unaudited (SF & $ in thousands) (at 12/31/2013)

	Expiring Annualized Lease Revenue (ALR)	% of ALR Expiring	Expiring Rentable Square Footage	% of Rentable Square Footage Expiring
Vacant	-	-	1,272	7.7%
2014	10,646	2.3%	210	1.3%
2015	33,812	7.3%	865	5.3%
2016	65,431	14.1%	1,513	9.2%
2017	76,286	16.4%	2,660	16.2%
2018	40,011	8.6%	1,046	6.4%
2019	10,870	2.3%	450	2.7%
2020	50,208	10.8%	2,102	12.8%
2021	34,821	7.5%	987	6.0%
2022	32,502	7.0%	969	5.9%
2023	23,917	5.2%	1,048	6.4%
2024	3,130	0.7%	109	0.7%
2025	20,368	4.4%	1,135	6.9%
2026	29,562	6.4%	793	4.7%
2030	32,489	7.0%	1,308	7.8%
2031	4	-	-	-
Total	**$ 464,057**	**100%**	**16,467**	**100%**



Unaudited

| | Three Months Ended | | | | | | | |
| | 03/31/14 | | 06/30/14 | | 09/30/14 | | 12/31/14 | |
	Expiring Square Footage	Expiring ALR (1)	Expiring Square Footage	Expiring ALR (1)	Expiring Square Footage	Expiring ALR (1)	Expiring Square Footage	Expiring ALR (1)
D.C.	7,173 $	591,237	10,296 $	3,722,522	13,004 $	945,027	273 $	-
Atlanta	-	3,600	-	-	5,463	160,943	-	21,879
San Francisco	2,907	-	-	-	2,471	208,249	-	21,315
N. New Jersey	-	-	1,370	61,745	20	66,873	3,471	215,684
Baltimore	-	-	-	2,787	-	9,125	-	-
Houston	-	-	5,365	51,825	-	-	-	3,000
Cleveland	1,605	41,429	20,859	694,149	-	32,039	4,564	326,234
Chicago	6,126	198,428	34,244	716,668	23,859	767,798	50,626	1,422,074
New York	-	-	-	-	-	-	-	-
Boston	-	-	-	-	-	-	-	-
Pittsburgh	-	-	-	-	-	-	-	-
Denver	-	-	-	-	-	-	-	-
Dallas	-	-	-	-	-	-	-	-
Sub. Maryland	-	-	-	-	-	-	-	-
Los Angeles	-	-	-	-	-	-	-	-
Phoenix	-	-	2,814	70,743	-	-	13,314	290,778
Orlando	-	-	-	-	-	-	-	-
Total (2)	17,811 $	834,694	74,948 $	5,320,439	44,817 $	2,190,054	72,248 $	2,300,964
% of Total Portfolio	0.1%	0.2%	0.5%	1.1%	0.3%	0.5%	0.4%	0.5%

(1) Expiring ALR is calculated as expiring square footage multiplied by the gross rent per square foot of the tenant currently leasing the space.

(2) Total expiring lease revenue in any given year will not tie to the expiring Annualized Lease Revenue presented on the Lease Expiration Schedule on the previous page as the Lease Expiration Schedule accounts for the revenue effects of newly signed leases. Reflected herein are expiring revenues based on in place rental rates.

Unaudited ($ in thousands); Weighted average unless otherwise noted

Renewal Leases	Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Number of Leases	9	6	9	3	5
Square Feet of Leasing	170,755	394,896	606,282	15,192	232,481
Lease Term (months)	70	131	147	19	100
Cash Rent Releasing Spread	-14.7%	-8.9%	1.7%	2.8%	-12.5%
GAAP Rent Releasing Spread	-8.9%	N/A	N/A	N/A	N/A
Tenant Improvements per Square Foot	18.95	11.72	23.51	0.00	16.47
Leasing Commissions per Square Foot	6.11	10.72	7.98	2.78	12.47
Total per Square Foot	$ 25.06	$ 22.44	$ 31.49	$ 2.78	$ 28.94
Tenant Improvements per Square Foot per Year of Lease Term	3.24	1.07	1.92	0.00	1.97
Leasing Commissions per Square Foot per Year of Lease Term	1.05	0.98	0.65	1.78	1.49
Total per Square Foot per Year	$ 4.29	$ 2.06	$ 2.57	$ 1.78	$ 3.46

New Leases (Space Vacant > 1 Year)	Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Number of Leases	7	9	1	3	9
Square Feet of Leasing	165,869	88,237	2,436	35,407	103,265
Lease Term (months)	82	73	120	111	100
Tenant Improvements per Square Foot	37.62	36.44	86.34	43.69	21.37
Leasing Commissions per Square Foot	15.18	13.64	29.20	17.41	12.53
Total per Square Foot	$ 52.80	$ 50.08	$ 115.54	$ 61.10	$ 33.90
Tenant Improvements per Square Foot per Year of Lease Term	5.51	5.98	8.63	4.73	2.57
Leasing Commissions per Square Foot per Year of Lease Term	2.22	2.24	2.92	1.88	1.50
Total per Square Foot per Year	$ 7.73	$ 8.22	$ 11.55	$ 6.61	$ 4.08

New Leases (Space Vacant < 1 Year)	Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Number of Leases	7	5	4	3	9
Square Feet of Leasing	165,832	45,548	21,766	62,032	72,506
Lease Term (months)	152	107	110	131	97
Cash Rent Releasing Spread	4.6%	0.7%	-30.1%	-13.2%	5.2%
GAAP Rent Releasing Spread	11.1%	N/A	N/A	N/A	N/A
Tenant Improvements per Square Foot	51.66	28.60	37.02	41.82	33.42
Leasing Commissions per Square Foot	12.83	14.44	15.80	16.88	14.43
Total per Square Foot	$ 64.49	$ 43.04	$ 52.82	$ 58.70	$ 47.85
Tenant Improvements per Square Foot per Year of Lease Term	4.07	3.20	4.04	3.82	4.13
Leasing Commissions per Square Foot per Year of Lease Term	1.01	1.61	1.73	1.54	1.78
Total per Square Foot per Year	$ 5.08	$ 4.81	$ 5.77	$ 5.36	$ 5.91

Total Leases	Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Number of Leases	23	20	14	9	23
Square Feet of Leasing	502,456	528,681	630,484	112,631	408,252
Lease Term (months)	101	119	146	110	100
Cash Rent Releasing Spread	-4.3%	-7.9%	0.6%	-10.1%	-8.3%
GAAP Rent Releasing Spread	1.8%	N/A	N/A	N/A	N/A
Tenant Improvements per Square Foot	36.94	17.30	24.22	36.77	20.72
Leasing Commissions per Square Foot	11.97	11.53	8.33	15.14	12.83
Total per Square Foot	$ 48.91	$ 28.83	$ 32.55	$ 51.91	$ 33.55
Tenant Improvements per Square Foot per Year of Lease Term	4.26	2.08	2.01	3.59	2.51
Leasing Commissions per Square Foot per Year of Lease Term	1.42	1.25	0.70	1.68	1.55
Total per Square Foot per Year	$ 5.69	$ 3.33	$ 2.71	$ 5.27	$ 4.06

Unaudited ($ in thousands)

Capital Expenditures	Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Incremental	114	693	2,545	2,821	3,799
Non-Incremental	7,599	1,666	2,702	4,724	4,224
Building Capital	$ **7,713**	$ **2,359**	$ **5,247**	$ **7,545**	$ **8,023**
Incremental	126	1,296	982	3,761	267
Non-Incremental	7,628	7,319	6,189	2,946	5,396
Tenant Improvements	$ **7,754**	$ **8,615**	$ **7,171**	$ **6,707**	$ **5,663**
Incremental	1,574	1,033	314	292	1,061
Non-Incremental	3,281	5,198	6,203	992	7,378
Leasing Commissions	$ **4,855**	$ **6,231**	$ **6,517**	$ **1,284**	$ **8,439**
Incremental	277	-	-	-	-
Non-Incremental	(390)	412	5,836	700	-
Other Leasing Costs	$ **(113)**	$ **412**	$ **5,836**	$ **700**	$ **-**
Total Incremental	**2,091**	**3,022**	**3,841**	**6,874**	**5,127**
Total Non-Incremental	**18,118**	**14,595**	**20,930**	**9,362**	**16,998**
Total Capital	$ **20,209**	$ **17,617**	$ **24,771**	$ **16,236**	$ **22,125**

Note: See page 27 of this supplemental report for a description of Incremental and Non-Incremental Capital Expenditures.

Unaudited ($ in thousands)

Acquisitions

Property Name	Location	Acquisition Date	Percent Ownership	Purchase Price	Rentable Square Footage	$ / SF	% Leased at Acquisition
333 Market Street	San Francisco, CA	12/21/2012	100.0%	$ 395,250	657,114	601	100.0%
TOTAL				$ 395,250	657,114		

Dispositions

Property Name	Location	Disposition Date	Percent Ownership	Sale Price	Rentable Square Footage	$ / SF	% Leased at Disposition
Emerald Point	Dublin, CA	1/9/2012	100.0%	$ 37,250	195,729	190	31.1%
5995 Opus Parkway	Minnetonka, MN	1/12/2012	100.0%	22,750	165,007	138	99.9%
One West Fourth Street	Winston-Salem, NC	12/12/2012	100.0%		431,466		84.2%
180 E. 100 South	Salt Lake City, UT	12/12/2012	100.0%		210,781		0.0%
Baldwin Point	Orlando, FL	12/12/2012	100.0%		164,766		87.7%
Tampa Commons	Tampa, FL	12/12/2012	100.0%		254,808		65.7%
Lakepointe 3	Charlotte, NC	12/12/2012	100.0%		112,580		100.0%
Lakepointe 5	Charlotte, NC	12/12/2012	100.0%		111,847		100.0%
11950 Corporate Boulevard	Orlando, FL	12/12/2012	100.0%		226,548		100.0%
Edgewater Corporate Center	Lancaster, SC	12/12/2012	100.0%		182,000		77.2%
2000 Park Lane	North Fayette, PA	12/12/2012	100.0%		234,859		61.7%
Subtotal (9 Property Portfolio)				260,501	1,929,655	135	
Dvintsev	Moscow, Russia	3/21/2013	100.0%	67,500	144,863	466	93.1%
2500 WINDY RIDGE PARKWAY	Atlanta, GA	11/5/2013	100.0%		315,918		100.0%
4200 WILDWOOD PARKWAY	Atlanta, GA	11/5/2013	100.0%		265,078		100.0%
4100 - 4300 WILDWOOD PARKWAY	Atlanta, GA	11/5/2013	100.0%		250,000		80.0%
120 EAGLE ROCK	N. New Jersey	11/5/2013	100.0%		177,820		35.4%
919 HIDDEN RIDGE	Dallas, TX	11/5/2013	100.0%		253,340		100.0%
4300 CENTREWAY PLACE	Dallas, TX	11/5/2013	100.0%		139,445		94.3%
ONE CENTURY PLACE	Nashville, TN	11/5/2013	100.0%		538,790		95.2%
STERLING COMMERCE CENTER	Columbus, OH	11/5/2013	100.0%		322,679		100.0%
CHASE CENTER BUILDING	Columbus, OH	11/5/2013	100.0%		388,669		100.0%
4241 IRWIN SIMPSON	Cincinnati, OH	11/5/2013	100.0%		223,533		100.0%
8990 DUKE ROAD	Cincinnati, OH	11/5/2013	100.0%		78,240		100.0%
11200 WEST PARKLAND AVENUE	Milwaukee, WI	11/5/2013	100.0%		229,627		100.0%
COLLEGE PARK PLAZA	Indianapolis, IN	11/5/2013	100.0%		179,460		79.9%
1200 MORRIS DRIVE	Philadelphia, PA	11/5/2013	100.0%		114,071		100.0%
13655 RIVERPORT DRIVE	St. Louis, MO	11/5/2013	100.0%		188,500		100.0%
15815 25TH AVENUE WEST	Seattle, WA	11/5/2013	100.0%		87,385		100.0%
16201 25TH AVENUE WEST	Seattle, WA	11/5/2013	100.0%		68,962		0.0%
333 & 777 REPUBLIC DRIVE	Detroit, MI	11/5/2013	100.0%		169,200		100.0%
Subtotal (18 Property Portfolio)				521,500	3,990,717	131	
TOTAL				$ 909,501	6,425,971		

Unaudited

Included in this supplemental report are non-GAAP financial measures, which are accompanied by what we consider the most directly comparable financial measures calculated and presented in accordance with GAAP. These measures include earnings (or components of earnings), as defined, from both continuing operations and discontinued operations. A description of the non-GAAP financial measures we present and a statement of the reasons why management believes the non-GAAP measures provide useful information to investors about the company's financial condition and results of operations can be found below.

Adjusted Funds From Operations ("AFFO"): AFFO is calculated by adjusting Normalized FFO to exclude (i) additional amortization of lease assets (liabilities), (ii) straight-line rental income, (iii) gain (loss) on interest rate swaps, (iv) and non-incremental capital expenditures, and adding back (vi) non-cash interest expense. Because AFFO adjusts for income and expenses that we believe are not reflective of the sustainability of our ongoing operating performance, we believe AFFO provides useful supplemental information. AFFO is a non-GAAP financial measure and should not be viewed as an alternative measurement of our operating performance to net income, as an alternative to net cash flows from operating activities or as a measure of our liquidity.

Annualized Lease Revenue ("ALR"): ALR is calculated by multiplying (i) rental payments (defined as base rent plus operating expense reimbursements, if payable by the tenant on a monthly basis under the terms of a lease that have been executed, but excluding a) rental abatements and b) rental payments related to executed but not commenced leases for space that was covered by an existing lease), by (ii) 12. In instances in which contractual rents or operating expense reimbursements are collected on an annual, semi-annual, or quarterly basis, such amounts are multiplied by a factor of 1, 2, or 4, respectively, to calculate the annualized figure. For leases that have been executed but not commenced relating to vacant space, ALR is calculated by multiplying (i) the monthly base rental payment (excluding abatements) plus any operating expense reimbursements for the initial month of the lease term, by (ii) 12.

Adjusted EBITDA: Adjusted EBITDA is defined as net income before interest, taxes, depreciation and amortization and incrementally removing any impairment losses, gains or losses from sales of property, consulting and transition services fees, real estate acquisition-related costs or other extraordinary items. We do not include impairment losses in this measure because we feel these types of losses create volatility in our earnings and make it difficult to determine the earnings generated by our ongoing business. We believe adjusted EBITDA is a reasonable measure of our liquidity. Adjusted EBITDA is a non-GAAP financial measure and should not be viewed as an alternative measurement of cash flows from operating activities or other GAAP basis liquidity measures. Other REITs may calculate adjusted EBITDA differently and our calculation should not be compared to that of other REITs.

EBITDA: EBITDA is defined as net income before interest, taxes, depreciation and amortization. We believe EBITDA is a reasonable measure of our liquidity. EBITDA is a non-GAAP financial measure and should not be viewed as an alternative measurement of cash flows from operating activities or other GAAP basis liquidity measures. Other REITs may calculate EBITDA differently and our calculation should not be compared to that of other REITs.

Funds From Operations ("FFO"): FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), represents net income (computed in accordance with GAAP), plus depreciation of real estate assets and amortization of lease-related costs, excluding gains (losses) on sales of real estate and impairment losses on real estate assets and after adjustments for unconsolidated partnerships and joint ventures. The Company computes FFO in accordance with NAREIT's definition, which may differ from the methodology for calculating FFO, or similarly titled measures, used by other companies and this may not be comparable to those presentations. We consider FFO an appropriate supplemental performance measure given its wide use by and relevance to investors and analysts. FFO, reflecting the assumption that real estate asset values rise or fall with market conditions, principally adjusts for the effects of GAAP depreciation and amortization of real estate assets, which assume that the value of real estate diminishes predictably over time.

Normalized FFO: We calculate Normalized FFO by starting with FFO, as defined by NAREIT, and adjusting for (i) consulting and transition services fees, (ii) real estate acquisition-related costs, (iii) listing costs, and (iv) loss on early extinguishment of debt. Such items create significant earnings volatility. We believe Normalized FFO provides a meaningful measure of our operating performance and more predictability regarding future earnings potential. Normalized FFO is a non-GAAP financial measure and should not be viewed as an alternative measurement of our operating performance to net income; therefore, it should not be compared to other REITs' equivalent to Normalized FFO.

Unaudited

Included in this supplemental report are non-GAAP financial measures, which are accompanied by what we consider the most directly comparable financial measures calculated and presented in accordance with GAAP. These measures include earnings (or components of earnings), as defined, from both continuing operations and discontinued operations. A description of the non-GAAP financial measures we present and a statement of the reasons why management believes the non-GAAP measures provide useful information to investors about the company's financial condition and results of operations can be found below.

Net Operating Income ("NOI"): NOI is defined as real estate operating income, as shown in our consolidated statement of income, with the add-back of portfolio general and administrative expense, depreciation and amortization, and casualty and impairment losses and the deduction of income and expense associated with lease terminations. The company uses this measure to assess its operating results and believes it is important in assessing operating performance. NOI is a non-GAAP measure which does not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies. We present NOI on a GAPP and cash basis.

Incremental Capital Expenditures : Incremental Capital Expenditures are defined as capital expenditures that incrementally enhance the underlying assets' income generating capacity. Tenant improvements, leasing commissions, building capital and deferred lease incentives incurred to lease space that was vacant at acquisition, improvements associated with the expansion of a building and renovations that change the underlying classification of a building are included in this measure.

Non-Incremental Capital Expenditures: Non-Incremental Capital Expenditures are defined as capital expenditures related to tenant improvements and leasing commissions that do not incrementally enhance the underlying assets' income generating capacity. We exclude first generation tenant improvements and leasing commissions from this measure.

Same Store Net Operating Income ("Same Store NOI"): Same Store NOI is calculated as the NOI attributable to the properties owned or placed in service during the entire span of the current and prior year reporting periods. We believe Same Store NOI is an important measure of comparison of our stabilized properties' operating performance. Other REITs may calculate Same Store NOI differently and our calculation should not be compared to that of other REITs.